UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

    ARTIFICIAL LIFE, INC.

(Name of Issuer)

    Common Stock

(Title of Class of Securities)

    04314Q105

(CUSIP Number)

    November 5, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 04314Q105
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Arbat Capital Group Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power 5,275,964*
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 5,275,964*
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,275,964*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 8.2%**
12.	Type of Reporting Person (See Instructions) CO

*	Includes 1,360,064 shares issuable upon the exercise of warrants and 75,500 shares held by the reporting person’s wholly owned subsidiary Livart Investments Corp.
**	Based upon 61,670,489 shares outstanding as of July 31, 2010 as reported on the issuer’s quarterly report on Form 10-Q filed August 5, 2010.

Item 1.

(a)	Name of Issuer:

Artificial Life, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

26/F 88 Hing Fat Street

Causeway Bay

Hong Kong

Item 2.

(a)	Name of Person Filing:

Arbat Capital Group Ltd.

(b)	Address of Principal Business Office or, if none, Residence:

B. Polyanka St. 2/10 Bld. 1, Moscow, Russian Federation 119180

(c)	Citizenship:

British Virgin Islands

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

04314Q105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

5,275,964*

(b)	Percent of class:

8.2%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:

5,275,964*

(ii)	Shared power to vote or direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

5,275,964*

(iv)	Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent of Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

75,500 of the shares reported as beneficially owned by the reporting person on this Schedule 13G are held by the reporting person’s wholly owned subsidiary Livart Investments Corp. (the “Subsidiary”). The Subsidiary is separately identified on an exhibit to this Schedule 13G.

Item 8.	Identification and Classification of Members of a Group.

Reference is made to Item 7. The reporting person and Subsidiary hold the shares reported on this Schedule 13G as a group. The Subsidiary is separately identified on an exhibit to this Schedule 13G.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification

(a)	Not Applicable

*	Includes 1,360,064 shares issuable upon the exercise of warrants and 75,500 shares held by the reporting person’s wholly owned subsidiary Livart Investments Corp.

(b)	Not Applicable

(c)

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 10, 2010
Date

/S/ ALEXEY GOLUBOVICH
Signature

Alexey Golubovich, Director
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT

Livart Investments Corp., a company incorporated in the Bahamas with company number No 114,620 B.